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                                                                                             EXHIBIT (12)(a)


                                                 PACIFICORP
                                     STATEMENTS OF COMPUTATION OF RATIO
                                        OF EARNINGS TO FIXED CHARGES

                                                                                                 Six Months
                                           ______________________________________________          Ended
                                           1993       1994      1995       1996      1997      June 30, 1998
                                           ____       ____      ____       ____      ____      _____________
                                                          (In Millions of Dollars)

Fixed Charges, as defined:*

  Interest expense.....................  $  333.5   $  302.0  $  336.4   $  415.0  $  439.8       $188.4
  Estimated interest portion of
    rentals charged to expense.........       4.8        5.6       4.5        4.1       6.6          4.7
  Preferred dividends of
    wholly owned subsidiary............         -          -         -       15.3      33.1         14.1
                                          _______    _______   _______    _______   _______        _____

      Total fixed charges..............  $  338.3   $  307.6  $  340.9   $  434.4  $  479.5       $207.2
                                          =======    =======   =======    =======   =======        =====

Earnings, as defined:*

  Income from continuing operations....  $  371.8   $  397.5  $  402.0   $  430.2  $  225.4       $ 25.3
  Add (deduct):
    Provision for income taxes.........     163.6      209.0     191.8      236.5     109.5         (0.3)
    Minority interest..................       2.7        1.3       1.4        1.8       1.9         (0.7)
    Undistributed income of less
      than 50% owned affiliates........     (16.2)     (14.7)    (15.0)     (18.2)    (11.1)         5.4
    Fixed charges as above.............     338.3      307.6     340.9      434.4     479.5        207.2
                                          _______    _______   _______    _______   _______        _____

      Total earnings...................  $  860.2   $  900.7  $  921.1   $1,084.7  $  805.2       $236.9
                                          =======    =======   =======    =======   =======        =====

Ratio of Earnings to Fixed Charges.....      2.5x       2.9x      2.7x       2.5x      1.7x         1.1x
                                             ====       ====      ====       ====      ====         ====

*"Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividend requirements of majority-owned subsidiaries.  "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d)
fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.

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